SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

NCH Corporation

(Name of Subject Company)

NCH Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00

(Title of Class of Securities)

628850 10 9

(CUSIP Number of Class of Securities)

Joe Cleveland

Vice President & Secretary
NCH Corporation
2727 Chemsearch Boulevard
Irving, Texas 75062
(972) 438-0211
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copy to:

James C. Morphy, Esq.

Keith A. Pagnani, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-4000

Item 1.     Subject Company Information.

      The name of the subject company is NCH Corporation, a Delaware corporation (“NCH”), and the address of its principal executive offices is 2727 Chemsearch Boulevard, Irving, Texas 75062. The telephone number for NCH’s principal executive offices is (972) 438-0211.

      The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is NCH’s common stock, par value $1.00 per share (the “Shares”). As of December 14, 2001, there were 5,307,830 Shares outstanding.

Item 2.     Identity and Background of Filing Person.

      The filing person is the subject company. NCH’s name, business address and business telephone number are set forth in Item 1 above.

      This Statement relates to the tender offer by Ranger Merger Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Ranger Holding LLC, a Delaware limited liability company (“Holding”), to purchase all issued and outstanding Shares not held by Purchaser, Holding or their affiliates, at a purchase price of $52.50 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s and Holding’s Offer to Purchase (the “Offer to Purchase”), dated January 7, 2002, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to either, constitute the “Offer”), which are filed as Exhibits 1 and 2 hereto, respectively. Purchaser and its affiliates, including certain members of the Levy family who are executive officers and directors of NCH, currently own approximately 57.3% of the issued and outstanding Shares.

      The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), dated January 7, 2002, filed by Purchaser and Holding with the Securities and Exchange Commission on January 7, 2002. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 24, 2001 (the “Merger Agreement”), by and among Holding, Purchaser and NCH, which is filed as Exhibit 8 hereto and is incorporated herein by reference in its entirety. The obligations of Holding, Purchaser and NCH to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including, without limitation, that not less than 90% of the outstanding Shares (when added to the Shares held by the Holding Group (as defined in the Merger Agreement)) be validly tendered into the Offer and not withdrawn (the “Majority of Minority Minimum Condition”) and that Purchaser shall have obtained financing for the Offer and the Merger on terms and conditions reasonably satisfactory to Purchaser taking into consideration the terms set forth in the Debt Commitment Letter (as defined in the Merger Agreement) (the “Financing Condition”). The Merger Agreement provides, among other things, that following the consummation of the purchase of the Shares tendered in the Offer and the satisfaction or waiver of other conditions set forth in the Merger Agreement, Purchaser will be merged with and into NCH (the “Merger”), with NCH to continue as the surviving corporation. Following the consummation of the Merger, NCH will be a wholly owned subsidiary of Holding. At the effective time of the Merger, each issued and outstanding Share (other than Shares owned by Purchaser or Holding, treasury Shares and Shares held by stockholders who properly exercise their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (“DGCL”)) will be converted into the right to receive $52.50 in cash or any higher price per Share paid pursuant to the Offer (the “Merger Consideration”).

      The Offer to Purchase states that the principal executive offices of Holding and Purchaser are located at P.O. Box 152170, 2727 Chemsearch Boulevard, Irving, Texas 75062.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      Except as described herein (including the Exhibits hereto) or incorporated herein by reference, to the knowledge of NCH, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential material conflict of interest between NCH or its affiliates and (i) NCH’s executive officers, directors or affiliates or (ii) Holding, Purchaser or their respective executive officers, directors or affiliates.

Certain Arrangements between NCH and its Executive Officers, Directors and Affiliates.

      Certain agreements, arrangements and understandings between NCH and its directors and executive officers are described in NCH’s Proxy Statement for its 2001 Annual Meeting of Stockholders, dated June 27, 2001 (the “Proxy Statement”), in the following sections: “Election of Directors” and “Compensation of Directors and Executive Officers.” These sections of the Proxy Statement are filed as Exhibit 9 hereto and are incorporated herein by reference.

      In addition to the compensation and employee benefits arrangements that are described in the Proxy Statement and noted above, the Merger Agreement provides that all stock options to purchase Shares that have been issued to NCH employees (including NCH’s employee-directors and executive officers) under NCH’s 1980 Non-Qualified Stock Option Plan and that are outstanding immediately prior to the effective time of the Merger, whether or not then exercisable, will be cancelled and each holder will be entitled to receive, for each Share subject to such an option, an amount in cash equal to the excess, if any, of the per-Share consideration paid in the Merger over the per-Share exercise price of such option. In the case of options which are not vested at the effective time of the Merger, the cash payment will be made on the dates the options would have vested had they not been cancelled and subject to the continued employment of the option holder with NCH until such dates. Interest will be credited on the cash payments for unvested options from the effective time of the Merger through the date of payment and will be compounded semi-annually. In the event that an option holder’s employment is terminated due to death or disability or involuntarily by NCH without cause, the option holder will be entitled to immediate payment. Similarly, all stock participation units awarded pursuant to NCH’s Stock Participation Plan that are outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the per-Share consideration paid in the Merger over the base price of each such unit, multiplied by the number of Shares represented by each such unit, with the cash amounts to be paid to each holder of such units no later than thirty days after the effective time of the Merger.

Certain Arrangements between NCH and Holding and Purchaser.

      The information set forth under “Special Factors — Plans for NCH Corporation After the Offer and the Merger; Certain Effects of the Offer” and “— The Merger Agreement” in the Offer to Purchase is incorporated herein by reference.

Interests of Certain Persons in the Offer and the Merger.

      In considering the recommendations of the Board of Directors of NCH (the “NCH Board”) and a special committee (the “Special Committee”) of the NCH Board, comprised solely of independent directors, with respect to the Offer, the Merger, the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Holding, Purchaser and NCH have interests in the Offer and the Merger that are described in the sections of the Offer to Purchase listed below and which may present them with certain actual and potential conflicts of interest.

      The information set forth under “Special Factors — Interests of Certain Persons in the Offer and the Merger” and “Schedule I — Directors and Executive Officers of Purchaser and Holding” in the Offer to Purchase are incorporated herein by reference.

      The Special Committee and the NCH Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, “The Solicitation or Recommendation — Recommendation and Reasons for Recommendation.”

Item 4.     The Solicitation or Recommendation.

Recommendation and Reasons for Recommendation.

      Recommendation of the Special Committee. The Special Committee, at a meeting held on December 24, 2001, unanimously (i) determined that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of NCH and its stockholders (other than the Levy family members who are party to the Merger Agreement and their affiliates (the “Levy Group”)), (ii) recommended that the Merger Agreement be declared advisable by the NCH Board and (iii) resolved and recommended that NCH’s stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement if submitted for their approval. In making its determination and recommendations, the Special Committee considered a number of factors, including, without limitation, the following:

1. NCH Operating and Financial Condition. The Special Committee considered NCH’s current and historical financial condition and results of operations, its prospects and strategic objectives (including the risks associated with attempting to achieve those prospects and objectives) and the business conditions in the several industries in which NCH operates and in the general economy.

In particular, the Special Committee noted that NCH’s financial performance has deteriorated in recent years. Current earnings and operating income margins are lower than NCH’s five-year averages for these figures. Operating income fell 37.7%, from $15.4 million in the quarter ended October 31, 2000, to $9.6 million in the quarter ended October 31, 2001. This trend is also reflected in NCH’s latest twelve months’ results, as operating income has fallen 24.4%, from $39.8 million for the fiscal year ended April 30, 2001 to $30.1 million for the twelve months ended October 31, 2001. The Special Committee, after considerable discussion with its financial advisor, Dresdner Kleinwort Wasserstein, Inc. (“DrKW”) (which is unaffiliated with NCH and the Levy Group, as is the Special Committee’s independent legal counsel, Sullivan & Cromwell), concluded that, in addition to the adverse economic conditions in the industries in which NCH does business, NCH’s financial performance is susceptible to continued competitive pressures, particularly in relation to its direct sales model and its dependence in its Plumbing Products and Retail Products Groups on a small number of large retailers. Finally, sales in Western Europe, the foundation for NCH’s international operations, have declined in the past year and NCH’s management expects to face continued competitive pressures within NCH’s businesses in Western Europe as well. The Special Committee also took into account management issues that NCH is likely to face in the future as senior executives retire.

The Special Committee relied on NCH’s management to provide it and DrKW with accurate and complete financial information, projections and assumptions, and did not independently verify the accuracy or completeness of the information provided. The Special Committee was provided with three sets of projections by NCH’s management that were compiled in April, July and October 2001. See “Other Matters Relating to the Offer and the Merger — Certain Information Concerning the Company”, which is incorporated herein by reference. Cash flow and revenue projections were revised downward in the July 2001 projections from the April 2001 projections, and revised further downward in the October 2001 projections. The Special Committee also considered several presentations summarizing the results of studies that had been performed by an outside consulting firm during the period from late 1998 through August 2001 in connection with various management consulting engagements with NCH, including analyses of NCH’s strategic options, in particular the merits of a possible going-private transaction, that had been prepared in November and December 2000. The Special Committee concluded that the studies prepared by the outside consulting firm should not be given substantial weight in its deliberations. In that regard, the Special Committee noted that the outside consulting firm’s analysis of alternatives was based on growth assumptions not considered by management to be realistic or consistent with actual performance by NCH.

2. Premium to Market Price/ Comparable Transactions. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price of $52.50 per Share represents a premium of 34.0% over the closing price per Share on

September 28, 2001, the day before public announcement of the Levy Group’s preliminary proposal (the “Proposal”) on behalf of certain members of the Levy family to acquire all of the outstanding Shares not held by the Levy Group, a premium of 19.3% over the closing price per Share on August 31, 2001, approximately four weeks before public announcement of the Proposal, a premium of 9.2% over NCH’s pre-Proposal six-month average trading price of $48.08 per Share and a discount of 6.7% from the fifty-two week high in the trading price for the Shares of $56.28 per Share. The Offer Price also represents a premium of 10.5% per Share over the initial price of $47.50 offered in the Proposal.

The Special Committee considered it a negative factor that the Offer Price represented a discount to the fifty-two week high of $56.28 in the trading price for the Shares, but noted that this fifty-two week high occurred on April 27, 2001, before the Shares were removed from the S&P Midcap 400 Index and before NCH reported deteriorating financial results in August and November 2001. In addition, the Offer Price compared favorably to median premiums paid in over 60 comparable transactions involving controlling stockholders reviewed by DrKW with the Special Committee. The median premiums paid in these comparable transactions were 21.5% over the closing stock price for the subject company on the day before the comparable transaction was announced, compared to a premium of 34.0% over the closing price of the Shares on September 28, 2001, the last trading day before the Proposal was announced, 23.9% over the closing stock price for the subject company one week before the comparable transaction was announced, compared to a premium of 33.6% over the closing price of the Shares on September 24, 2001, one week before the Proposal was announced, and 30.7% over the closing stock price for the subject company four weeks before the comparable transaction was announced, compared to a premium of 19.3% over the closing price of the Shares on August 31, 2001, approximately four weeks before the Proposal was announced.

The Special Committee also considered the effect that a withdrawal or rejection of the Offer would have on the trading price of the Shares, and concluded that the trading price would likely decline substantially, at least in the short term, if the Offer and Merger were not consummated, especially in light of NCH’s weakening financial outlook, and the Special Committee, as noted above, determined that there was significant uncertainty concerning the likelihood that the Shares would trade above the Offer Price in the long term.

3. Dresdner Kleinwort Wasserstein Fairness Opinion. The Special Committee took into account the presentation from DrKW and DrKW’s opinion, dated December 24, 2001, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares (other than the Levy Group) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of this opinion, including the assumptions that DrKW made in rendering its opinion, is included as Annex A hereto and is incorporated herein by reference. We urge stockholders to read the opinion in its entirety. For information about the analysis conducted by DrKW, see “Special Factors — Opinion of Financial Advisor to the Special Committee” in the Offer to Purchase, which section is incorporated herein by reference.

4. Limited Liquidity. The Special Committee considered the fact that there is limited liquidity for the Shares because of the small public float of approximately 2.3 million Shares held by stockholders outside the Levy Group and the low trading volume for the Shares, which averages only about 7,850 Shares traded per day. In addition, there are no equity analysts who cover NCH and the Shares were removed from the S&P Midcap 400 Index on June 29, 2001, which prevents many investment companies from purchasing the Shares. The Special Committee determined that these factors will continue to persist and, therefore, that there will continue to be limited liquidity for the Shares for the foreseeable future.

5. Arm’s-Length Negotiations. Before determining to recommend the Offer Price to the NCH Board and NCH’s stockholders, the Special Committee rejected, over the course of nearly three months, three different Share price proposals put forth by the Levy Group during negotiations with the Special Committee and its representatives. Over the course of the negotiations, the cash consideration that would be paid by Purchaser in the Offer was increased by 10.5%, from the Proposal’s initial offer of $47.50 per

Share to the Offer Price of $52.50 per Share. In the Special Committee’s judgment, based on the negotiations that had taken place, the Offer Price was the highest price obtainable from the Levy Group.

6. Strategic Alternatives. The Special Committee considered that the Levy Group currently owns approximately 57.3% of the outstanding Shares, and the fact that the Proposal stated that the Levy Group had no interest in selling its Shares (except for approximately 230,000 Shares that may be sold prior to or upon consummation of the Offer) and therefore “would not support any alternative transaction.” This position was confirmed in subsequent discussions between the Special Committee’s and Purchaser’s respective financial and legal advisors. In addition, the Special Committee, after discussion with DrKW, did not think it likely that another company would be willing to purchase NCH as a whole because it would be difficult for any potential buyer to integrate NCH’s direct sales model operations with its own business and sales operations. Moreover, since the public announcement of the Proposal on October 1, 2001, no third parties contacted the Special Committee or its financial or legal advisors concerning an alternative transaction. For these reasons, the Special Committee determined that an acquisition of NCH by a third party was not a feasible alternative.

7. Timing of Completion. The Special Committee considered the anticipated timing of the transactions contemplated by the Merger Agreement and noted that stockholders who tender their Shares in the Offer likely will receive the consideration in payment for their Shares sooner than they would have had NCH pursued only a merger transaction. The Special Committee also noted that if sufficient Shares are tendered in the Offer, the Merger could be consummated without a stockholder vote, so that all stockholders likely would receive the consideration in payment for their Shares sooner than they would have had NCH pursued only a merger transaction. See “Additional Information — Short-Form Merger” under Item 8 below.

8. Majority of Minority Minimum Condition. The Special Committee considered the fact that the Offer and the Merger are conditioned on more than a majority of the outstanding Shares that are not held by the Levy Group being validly tendered in the Offer. As part of the negotiations, the Special Committee required Purchaser to agree to a provision in the Merger Agreement that does not permit Purchaser to waive the Majority of Minority Minimum Condition below 80% of the total shares outstanding, ensuring that more than a majority of the outstanding Shares that are not held by the Levy Group is validly tendered in the Offer if consummated.

9. Other Conditions to Consummation. The Special Committee also considered the other conditions to Purchaser’s obligation to consummate the Offer and the Merger. In particular, although the Offer is subject to the Financing Condition, there are no unusual requirements, conditions or break-up fees associated with the Merger Agreement and the Levy Group, Holding and Purchaser have executed and delivered a commitment letter with Bank of America so that, subject to the satisfaction of the financing conditions contained therein, Purchaser will have the financial resources to complete the Offer and the Merger. The Special Committee also noted that, once Purchaser purchases any Shares tendered in the Offer, it will be obligated to consummate the Merger, subject to very limited conditions set forth in the Merger Agreement.

10. Valuation Matters. The Special Committee considered several matters related to the valuation of the Offer Price and the Merger Consideration. In particular, the Special Committee noted that the Offer Price of $52.50 per Share was toward the low end of ranges of implied Share values indicated by DrKW’s discounted cash flow analyses based on the July and October 2001 projections provided by NCH’s management and below the range of implied Share values indicated by DrKW’s discounted cash flow analyses based on the April 2001 projections provided by NCH’s management, which was a negative factor in the Special Committee’s deliberations.

In considering the projections, however, the Special Committee took into account the fact that the management of NCH historically had not in the normal course of its planning process produced consolidated five-year projections. It also believed, after reviewing the analyses of DrKW, that the July and October 2001 management projections were more consistent than the April 2001 projections with the overall decline in operating income and margins in NCH’s business in calendar year 2001. Accordingly, the Special Committee concluded that the range of implied per Share values indicated by DrKW’s discounted cash flow analyses based on the July and October 2001 management projections were more reflective of the fair value of NCH than the ranges implied by the April 2001 projections. In addition, the Offer Price was comfortably within the range of fair values indicated by the other valuation methodologies used by DrKW in rendering its fairness opinion. See “Special Factors — Background of the Offer and the Merger; Contacts With the Company” in the Offer to Purchase.

11. Appraisal Rights. The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required to consummate the Merger, as described under “Special Factors — Appraisal Rights” in the Offer to Purchase.

12. Possible Conflicts of Interest. Finally, the Special Committee considered the possible conflicts of interest of certain directors and members of management of both NCH and Purchaser discussed under Item 3 above, “Past Contacts, Transactions, Negotiations and Agreements.”

      The Special Committee recognized that, while consummation of the Offer and the Merger will result in all stockholders (other than the Levy Group) being entitled to receive $52.50 in cash for each of their Shares in a taxable transaction, it will eliminate the opportunity for current stockholders (other than the Levy Group) to participate in the benefit of increases, if any, in the value of NCH’s businesses following the Merger. On the other hand, the Special Committee also recognized that consummation of the Offer and the Merger would eliminate any risk to current stockholders (other than the Levy Group) that NCH’s results of operations could continue to deteriorate. After considering all of the factors set forth above, the Special Committee concluded that it should recommend that NCH’s current stockholders (other than the Levy Group) tender their Shares in the Offer to receive the cash premium represented by the $52.50 per Share Offer Price.

      Recommendation of the NCH Board. The NCH Board, at a meeting held on December 24, 2001 and based on the recommendation of the Special Committee, by unanimous decision of the directors voting (which did not include members of the Levy Group), (i) determined that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of NCH and its stockholders (other than the Levy Group), (ii) approved and declared advisable the Offer, the Merger and the Merger Agreement and (iii) resolved and recommended that NCH’s stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement (if required to be submitted for their approval and adoption under Delaware law).

      In reaching its determinations, the NCH Board considered the following factors, each of which, in the view of the NCH Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of DrKW that, based upon and subject to the considerations and assumptions stated therein, the $52.50 per Share to be received by holders of Shares (other than the Levy Group) in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders; and (iii) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm’s-length negotiations between the Special Committee and Purchaser and their respective advisors.

      The NCH Board, including the members of the Special Committee, believes that the Offer and Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed to represent the interests of NCH’s stockholders (other than the Levy Group); (ii) the Special Committee retained and was advised by Sullivan & Cromwell, its own independent legal counsel; (iii) the Special Committee retained and was advised by DrKW, its own independent financial advisor; (iv) of the thoroughness of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and (v) the fact that the $52.50 per Share Offer Price resulted from arm’s-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Purchaser, on the other hand.

      Neither the Special Committee nor the NCH Board considered the liquidation of NCH’s assets and neither considered liquidation to be a viable course of action, both because of the tax inefficiencies of such a transaction and based on the Levy Group’s stated desire for NCH to continue to conduct its business as currently conducted. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger. Similarly, the Special Committee and the NCH Board did not focus on net book value because it was not considered to have any reliable connection to the economic value of NCH.

      In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the NCH Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

      The foregoing discussion of the information and factors considered by the Special Committee and the NCH Board is not intended to be exhaustive, but includes all of the material factors considered by the Special Committee and the NCH Board.

      A letter to the stockholders of NCH; a letter to brokers, dealers, commercial banks, trust companies and other nominees; a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the NCH Board’s recommendation; and the press release announcing the Offer and the Merger are filed herewith as Exhibits 3 through 6, respectively, and are incorporated herein by reference.

Intent to Tender.

      Except as set forth in this Statement, after a reasonable inquiry and to the best of NCH’s knowledge, each executive officer, director, affiliate and subsidiary of NCH currently intends to tender all Shares held of record or beneficially owned by such person or entity to Purchaser in the Offer.

      The following members of the Levy Group, all of whom are affiliates of Purchaser, have agreed to contribute all of the Shares held by such persons to Holding, which will then contribute all of such Shares to Purchaser, prior to the consummation of the Offer and the Merger, except as noted in this paragraph: Irvin L. Levy, Lester A. Levy, Sr., John I. Levy, Lester A. Levy, Jr., Robert A. Levy, Walter M. Levy and Ann Levy Cox. Certain members of the Levy Group may sell or transfer, in the aggregate, up to 230,000 Shares prior to or in connection with the Offer.

Item 5.     Person/ Assets Retained, Employed, Compensated or Used.

      Pursuant to an engagement letter, dated October 5, 2001, the Special Committee engaged DrKW to advise and assist the Special Committee in the course of its consideration of the Offer and its fairness. NCH agreed to pay DrKW a monthly retainer fee of $150,000, the initial payment of which was payable upon execution of the engagement letter, and subsequent payments of which were due and payable on the first day of each month after the date of the engagement letter (which fees were credited against the fees payable upon delivery of DrKW’s opinion), and a fee of $900,000, payable upon the earlier of DrKW’s advice that it was prepared to deliver a fairness opinion to the Special Committee or that it was unable to deliver such opinion; provided, however, that in either case the Special Committee had previously requested DrKW to render its opinion. NCH has also agreed to reimburse DrKW for its travel and other out-of-pocket expenses incurred in connection with its engagement, including the fees and disbursements of its counsel, and to indemnify DrKW against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

      Neither NCH nor any person acting on its behalf has employed, retained or compensated any person to make any solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.     Interest in Securities of the Subject Company.

      After a reasonable inquiry, to the best of NCH’s knowledge, no transactions in Shares have been effected during the past 60 days by NCH or, to the knowledge of NCH, by any executive officer, director, affiliate or subsidiary of NCH.

Item 7.     Purposes of the Transaction and Plans or Proposals.

      For a description of the Merger Agreement, see the “Special Factors — The Merger Agreement” in the Offer to Purchase, which is incorporated herein by reference.

      Except as set forth in this Statement, NCH is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of NCH’s securities by NCH, any subsidiary of NCH or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving NCH or any subsidiary of NCH; (iii) a purchase, sale or transfer of a material amount of assets of NCH or any subsidiary of NCH; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of NCH.

      Except as set forth in this Statement, there are no transactions, resolutions of the NCH Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.     Additional Information.

      Short-Form Merger. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of NCH’s stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of NCH stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

      Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer, but if the Merger is consummated (regardless of whether a stockholder vote is required for such consummation), each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing may be entitled to exercise appraisal rights. See “Special Factors — Appraisal Rights” in the Offer to Purchase, which is incorporated herein by reference.

      Litigation. On December 23, 2001, NCH and certain of its officers and directors reached an agreement in principle with plaintiffs to settle all pending stockholder litigation in Delaware and Texas with respect to the Offer. Each settlement agreement is subject to court approval.

Item 9.     Exhibits.

Exhibit
No.	Description

1.	Offer to Purchase, dated January 7, 2002.
2.	Letter of Transmittal.
3.	Letter to Stockholders of NCH from Joe Cleveland, dated January 7, 2002.*
4.	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 7, 2002.
5.	Letter to Clients for Use By Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 7, 2002.
6.	Press Release by NCH issued on December 24, 2001.
7.	Opinion of DrKW, dated December 24, 2001 (included as Annex A hereto).
8.	Agreement and Plan of Merger, dated December 24, 2001, among Holding, Purchaser and NCH.
9.	Excerpts from Proxy Statement for 2001 Annual Meeting of Stockholders of NCH, dated June 27, 2001.

Unless otherwise indicated, each exhibit is incorporated by reference from the Schedule TO filed by Purchaser, Holding and the Levy Group on January 7, 2002.

*	Filed herewith.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NCH CORPORATION

By:	/s/ JOE CLEVELAND

Name: Joe Cleveland
Title: Vice President and Secretary

Dated: January 7, 2002

Annex A

December 24, 2001

Special Committee of the Board of Directors

NCH Corporation
2727 Chemsearch Boulevard
Irving, Texas 75062

Members of the Special Committee:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $1.00 per share (the “Shares”), of NCH Corporation (the “Company”) other than Ranger Holding LLC (“Parent”) and its affiliates (Parent and such affiliates are collectively referred to herein as the “Levy Group” and such stockholders of the Company other than the Levy Group are collectively referred to herein as the “Public Stockholders”) of the consideration to be received by such Public Stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of December 24, 2001 (the “Merger Agreement”), among the Company, Parent and Ranger Merger Corporation (“Sub”). The Merger Agreement provides for, among other things, a cash tender offer by Sub to acquire all of the outstanding Shares held by the Public Stockholders at a price of $52.50 per Share, net to the seller in cash (the “Tender Offer”), and for a subsequent merger of Sub with and into the Company (the “Merger”) pursuant to which each remaining outstanding Share of the Company held by the Public Stockholders (other than any such shares owned by the Company and Shares in respect of which appraisal rights have been properly exercised) not purchased in the Tender Offer will be converted into the right to receive $52.50 in cash per Share, net to the seller in cash (the Merger together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

      In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement dated December 21, 2001, and for purposes hereof, we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company’s business, operations, assets, financial condition and future prospects.

      We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the distribution industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

Special Committee of the Board of Directors
NCH Corporation

December 24, 2001

      In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currency available judgments and estimates of the Company’s management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

      The Levy Group owns a majority of the outstanding Shares, and you have advised us that representatives of the Levy Group have informed you, and we have assumed for purposes hereof, that the Levy Group is not prepared to consider offers for or to sell its Shares. Accordingly, in the context of our engagement, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company or its assets, or to pursue any alternative transactions which may be available to the Company. We express no opinion with respect to the values which may have been obtained for the Company in a sale to a third party following an auction process or otherwise.

      We are acting as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the proposed Transaction and will receive a fee in connection with rendering this opinion.

      In the ordinary course of our business, we may actively trade the debt and equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities in accordance with our normal compliance procedures.

      Our opinion addresses only the fairness from a financial point of view to the Public Stockholders of the $52.50 per Share cash consideration to be received by the Public Stockholders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company’s underlying business decision to effect the transactions contemplated by the Merger Agreement. In addition, our opinion does not address the solvency of the Company or the Parent following consummation of the Transaction, or at any time.

      It is understood that this letter is for the benefit and use of the Special Committee in its consideration of the Transaction, and except for its inclusion in its entirety in any proxy statement required to be circulated to shareholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to the holders of Shares relating to the Transaction, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

Special Committee of the Board of Directors
NCH Corporation

December 24, 2001

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the $52.50 per Share cash consideration to be received by the Public Stockholders pursuant to the Tender Offer and the Merger is fair to the Public Stockholders from a financial point of view.

Very truly yours,